Exhibit 99.4

PARCELPAL LOGISTICS INC. SUBSCRIPTION AGREEMENT FOR UNITS

Execution Pages

TO:	ParcelPal Logistics Inc.

The undersigned (the “Subscriber”), on its own behalf and, if applicable, on behalf of a Disclosed Principal (as hereinafter defined) for whom it is acting hereunder, hereby irrevocably subscribes for and agrees to purchase from ParcelPal Logistics Inc. (the “Corporation”) that number of Units of the Corporation (each consisting of one (1) Common Share in the capital of the Corporation (a “Common Share”) and one (1) Common Share purchase warrant (a “Warrant”) (together, the “Unit”)) set out below at a price of $0.017 per Unit (the “Aggregate Subscription Price”). The Common Shares and Warrants comprising the Units and the Common Shares underlying the Warrants are also referred to herein as the “Securities”.

The Subscriber agrees to be bound by the terms and conditions set forth in the attached “Terms and Conditions of Subscription for Units” including without limitation the terms, representations, warranties and covenants set forth in the applicable Schedules attached thereto. The Subscriber further agrees, without limitation, that the Corporation may rely upon the Subscriber’s representations, warranties and covenants contained in such documents.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print ALL information (other than signatures), as applicable, in the space provided below

Subscriber Information and Signature	Number of Units:
(Name of Subscriber)	Aggregate Subscription Price: $
Account Reference (if applicable):
By:
Authorized Signature
If the Subscriber is signing as agent or trustee for a principal (a “Disclosed Principal”) and is not purchasing as trustee or agent for accounts fully managed by it, so as to be deemed to be purchasing as principal pursuant to NI 45-106, complete the following:

(Official Capacity or Title – if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	(Name of Disclosed Principal and, if Disclosed Principal is not an individual, of the contact person of the Disclosed Principal)

(Subscriber’s Residential Address, including Municipality and Province)	(Residential Address of Disclosed Principal)

(Subscriber’s Telephone Number) (Email Address)	(Telephone Number of Disclosed Principal and, if Disclosed Principal is not an individual, of the contact person of Disclosed Principal)

(Account Reference, if applicable)

The Securities will be subject to a hold period under the applicable Canadian Securities Laws of four months and one day from the Closing Date and the certificates evidencing the Securities will bear a legend to that effect, as applicable. Consequently, the Securities may only be resold during such period in accordance with appropriate statutory exemptions from the prospectus requirements the applicable Canadian Securities Laws or if appropriate consents or discretionary orders have been obtained. The Subscriber is advised to consult its own legal advisors in this regard.

The Subscriber hereby provides the following registration and delivery instructions for the certificates representing the Securities being purchased hereunder.

Register Information:	State whether Subscriber or, if applicable, the Disclosed Principal, is an Insider of the Corporation or an “insider” of the Corporation, as such term is defined in the B.C. Act (as defined herein):

(Name)

(Account Reference, if applicable)	Yes ☐ No ☐

(Address, including Postal Code)	State whether Subscriber or, if applicable, the Disclosed Principal, is a “registrant”, as such term is defined in the B.C. Act:
Deliver the Units as set forth below:	Yes ☐ No ☐

(Name)	State whether Subscriber or, if applicable, the Disclosed Principal, is a member of the Pro Group, as such term is defined in Article 1, section 1.1. of this Subscription Agreement:
(Account Reference, if applicable)	Yes ☐ No ☐

(Contact Name)	State whether Subscriber or, if applicable, the Disclosed Principal, if not an individual has competed the Form 4C attached hereto as Schedule D:

(Address, including Postal Code)	Yes ☐ No ☐

If not, the Subscriber represents and warrants that it (or the Disclosed Principal, if applicable) (a) has previously filed a Form 4C with the Canadian Stock  Exchange and there have been no changes to any of the information in the previously filed Form 4C or (b) does not presently hold, and will not hold after giving effect to the transactions contemplated hereby, more than 5% of the issued and outstanding securities of the Corporation.

Subscriber’s Present Holdings:

The Subscriber represents that securities of the Corporation presently owned (beneficially, directly or indirectly) by the Subscriber (or the Disclosed Principal, if applicable) or over which the Subscriber (or the Disclosed Principal, if applicable) exercises control or direction, are as follows (please indicate “nil” if you (or the Disclosed Principal, if applicable) do not currently own or control any securities of the Corporation):

Type of Securities Presently Owned	Number or Amount

ACCEPTANCE: The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement (including all applicable Schedules) this _________ day of March, 2023.

PARCELPAL LOGISTICS INC.

Per:
Rich Wheeless, CEO

TERMS AND CONDITIONS OF SUBSCRIPTION FOR UNITS

ARTICLE 1 - INTERPRETATION

1.1	Definitions

Whenever used in this Subscription Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

“Aggregate Subscription Price” shall have the meaning ascribed to such term on the face page of this Subscription Agreement.

“B.C. Act” means the Securities Act (British Columbia).

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal-chartered banks located in Vancouver; British Columbia are not open for business.

“CDS” means CDS Clearing and Depository Services Inc.

“Closing” shall have the meaning ascribed to such term in Section 4.1.

“Closing Date” shall have the meaning ascribed to such term in Section 4.1.

“Closing Time” shall have the meaning ascribed to such term in Section 4.1.

“Common Shares” means the common shares in the capital of the Corporation as set out on the face page of this Subscription Agreement.

“Control Person” shall have the meaning set out in Policy 1.1 of the Exchange.

“Corporation” means ParcelPal Logistics Inc., a British Columbia corporation, and includes any successor corporation to or of the Corporation.

“CRA” means the Canada Revenue Agency.

“Disclosed Principal” shall have the meaning ascribed to such term on the face page of this Subscription Agreement.

“Exchange” means the Canadian Securities Exchange (or, if in the U.S., the OTCQB).

“Finder” shall have the meaning ascribed to such term in Section 6.2(f).

“Form 4C” shall have the meaning ascribed to such term on the face page of this Subscription Agreement.

“including” means including without limitation.

“Information” means all information regarding the Corporation that the Corporation has made, or makes, publicly available, together with all information prepared by the Corporation and provided to the potential purchasers of the Securities, if any, and includes, but is not limited to, all press releases, material change reports and financial statements of the Corporation.

“Insider” as defined in the rules and policies of the Exchange and if used in relation to an issuer, means:

(a)	a director or senior officer of the Corporation;

(b)	a director or senior officer of a Corporation that is an Insider or subsidiary of the Corporation;

(c)	a Person that beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Corporation;

(d)	the Corporation itself if it holds any of its own securities.

“International Jurisdiction” shall have the meaning ascribed to such term in Section 6.1(c)(i).

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators.

“Offering” shall have the meaning ascribed to such term in Section (a).

“PCMLTFA” shall have the meaning ascribed to such term in Section (x).

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, investment club, a government or an agency or a political subdivision thereof, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning.

“Pro Group” as defined in the Rules of the Exchange means:

(a)	Subject to subparagraphs (b), (c) and (d), “Pro Group” shall include, either individually or as a group:

(i)	the Member (i.e., a member within the meaning of Rule A.1.00 of the Canadian Stock Exchange Rule Book and Policies);

(ii)	employees of the Member;

(iii)	partners, officers and directors of the Member;

(iv)	Affiliates of the Member; and

(v)	Associates of any parties referred to in subparagraphs (i) through (iv).

(b)
The Exchange may, in its discretion, include a person or party in the Pro Group for the purposes of a particular calculation where the Exchange determines that the person is not acting at arm’s length to the Member;

(c)
The Exchange may, in its discretion, exclude a person from the Pro Group for the purposes of a particular calculation where the Exchange determines that the person is acting at arm’s length of the Member; and

(d)	The Exchange may deem a person who would otherwise be included in the Pro Group pursuant to subparagraph (a) to be excluded from the Pro Group where the Exchange determines that:

(i)	the person is an affiliate or associate of the Member is acting at arm’s length of the Member;

(ii)	the associate or affiliate has a separate corporate and reporting structure;

(iii)	there are sufficient controls on information flowing between the Member and the associate or affiliate; and

(iv)	the Member maintains a list of such excluded persons.

“Regulation D” means Regulation D promulgated by the SEC under the U.S. Securities Act.

“Regulation S” means Regulation S promulgated by the SEC under the U.S. Securities Act.

“SEC” means the United States Securities and Exchange Commission.

“Securities” shall have the meaning ascribed to such term on the face page of this Subscription Agreement.

“Securities Commissions” means, as applicable, the securities regulators in each of the provinces of Canada.

“Securities Laws” means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the provinces of Canada, the applicable policy statements, notices, blanket rulings, orders and all other regulatory instruments of the Securities Commissions, and the policies of the Exchange.

“Selling Jurisdictions” means the Province of British Columbia and such other jurisdictions within or outside of Canada, including the United States, as may be determined by the Corporation.

“Subscriber” means the subscriber for the Units as set out on the face page of this Subscription Agreement and includes, as applicable, each Disclosed Principal for whom it is acting.

“Subscription Agreement” means this subscription agreement (including any Schedules hereto) and any instrument amending this Subscription Agreement; “hereof”, “hereto”, “hereunder”, “herein” and similar expressions mean and refer to this Subscription Agreement and not to a particular Article or Section; and the expression “Article” or “Section” followed by a number means and refers to the specified Article or Section of this Subscription Agreement.

“Unit” means a unit of the Corporation consisting of one (1) Common Share and one (1) Warrant.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Accredited Investor” means an “accredited investor” that satisfies one of the criteria of Rule 501 (a) of Regulation D.

“U.S. Fiduciary” means a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States holding a discretionary account or similar account (other than an estate or trust) held for the benefit of a person excluded from the definition of “U.S. Person” pursuant to paragraph (k)(2)(i) of Rule 902 of Regulation S, provided that the U.S. Fiduciary is acting solely in its capacity as the holder of such accounts.

“U.S. Person” has the meaning given to that term in Rule 902(k) of Regulation S under the U.S. Securities Act.

“U.S. Securities Act” shall have the meaning ascribed to such term in Section 6.1(d).

“Warrant” means a share purchase warrant of the Corporation exercisable to purchase one (1) Common Share for a period of two (2) years at a price of $0.05 per share.

“Warrant Certificate” means a certificate representing, and setting out the terms and conditions of, the Warrants.

“Warrant Share” means a Common Share to be issued upon exercise of a Warrant.

1.2	Gender and Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.

1.3	Currency

Unless otherwise specified, all dollar amounts in this Subscription Agreement, including the symbol “C$”, are expressed in Canadian dollars.

1.4	Subdivisions and Headings

The division of this Subscription Agreement into Articles, Sections, Schedules and other subdivisions and the inclusion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Subscription Agreement. The headings in this Subscription Agreement are not intended to be full or precise descriptions of the text to which they refer. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section, Subsection, paragraph, clause or Schedule are to the applicable article, section, subsection, paragraph, clause or schedule of this Subscription Agreement.

ARTICLE 2 - SCHEDULES

2.1	Description of Schedules

The following are the Schedules attached to and incorporated in this Subscription Agreement by reference and deemed to be a part hereof:

Schedule “A”          -          Accredited Investor Status Certificate
Schedule “B”          -          Minimum Amount Investment Status Certificate
Schedule “C”          -          Family, Friends and Business Associates Certificate
Schedule “D”          -          Corporate Placee Registration Form
Schedule “E”          -          U.S. Purchaser Certification

ARTICLE 3- SUBSCRIPTION AND DESCRIPTION OF UNITS

3.1	Terms of the Offering

The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each person on whose behalf the Subscriber is contracting) that the Units subscribed for by it hereunder form part of a larger issuance and sale by the Corporation of such aggregate number as the Corporation may determine in its sole discretion. The Corporation reserves the right to increase the financing. Each Unit shall be issued at $0.017.  Each Unit consists of one (1) Common Share and one (1) Warrant. The Subscriber acknowledges that finders’ fees may be payable by the Corporation in connection with the Offering in cash and/or in securities of the Corporation, as may be permitted by the applicable Securities Laws.

3.2	Warrants

Each Warrant will entitle the Subscriber to purchase one Warrant Share at a price of $0.05 per share (the “Exercise Price”) until the second anniversary of the date of issuance thereof (the “Expiry Date”).  Warrant Certificate

3.3	Warrant Certificate

The Warrants will be governed by the terms and conditions set out in the Warrant Certificate to be delivered to the Subscriber at Closing. The Warrant Certificate will contain, among other things, provision for the appropriate adjustment in a class, number and Exercise Price of the Warrant Shares upon the occurrence of certain events, including any subdivision, consolidation or re-classification of the Common Shares of the Corporation or payments of stock dividends or upon the merger or re-organization of the Corporation.

3.4	Subscription for the Units

The Subscriber hereby confirms its irrevocable subscription for and offer to purchase from the Corporation that number of Units indicated on the face page of this Subscription Agreement, on and subject to the terms and conditions set out in this Subscription Agreement, for the Aggregate Subscription Price which is payable as described in Article 4 hereto.

3.5	Acceptance and Rejection of Subscription by the Corporation

The Subscriber acknowledges and agrees, on its own behalf and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, that the Corporation reserves the right, in its absolute discretion, to reject this subscription for Units, in whole or in part, at any time prior to the Closing Time. If this subscription is rejected in whole, any cheques or other forms of payment delivered to the Corporation representing the Aggregate Subscription Price will be promptly returned to the Subscriber without interest or deduction. If this subscription is accepted only in part, a cheque representing any refund of the Aggregate Subscription Price for that portion of the subscription for the Units which is not accepted will be promptly delivered to the Subscriber without interest or deduction.

ARTICLE 4 - CLOSING

4.1	Closing

Delivery and sale of the Units and payment of the Aggregate Subscription Price will be completed (the “Closing”) at the offices of the Corporation in Vancouver, British Columbia at 10:00 a.m. (Vancouver time) (the “Closing Time”) on such date or time and in such other place as the Corporation may determine at its sole discretion (the “Closing Date”). If, on or prior to the Closing Time, the terms and conditions contained in this Subscription Agreement have been complied with to the satisfaction of the Corporation, or waived by the Corporation, the Corporation shall deliver to the Subscriber certificate(s) representing the Securities comprising the Units. The Subscriber hereby waives receiving any prior notice of Closing.

4.2	Multiple Closings

This Offering is not subject to a minimum subscription level and as such, the Corporation may complete one or more Closings. Upon each Closing, the applicable total subscription proceeds will be made immediately available for use by the Corporation.

4.3	Limited Power

The Subscriber hereby irrevocably authorizes the Corporation, in its sole discretion to act as the Subscriber’s representative at the Closing, to accept delivery of the Securities comprising the Units, to execute in the Subscriber’s name and on its behalf all closing receipts and required documents, to complete and correct any errors or omissions in any form or document provided by the Subscriber, including this Subscription Agreement and the Schedules hereto, in connection with the subscription for the Units.

4.4	Delivery and Payment

The Subscriber acknowledges and agrees, on its own behalf and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, that the Corporation and Rimon P.C., its legal counsel, are relying on the truth of the representations and warranties of the Subscriber contained in this Subscription Agreement as of the date of this Subscription Agreement, and as of the Closing Time as if made at and as of the Closing Time, and the fulfillment of the following conditions by the Subscriber on or prior to the Closing Time:

(a)	the Subscriber having properly completed, signed and delivered this Subscription Agreement (including all applicable Schedules hereto) to:

ParcelPal Logistics Inc.

1111 Melville Street, Suite 620, Vancouver, BC V6A 2S5, Canada

Attention: Rich Wheeless
E-mail: rich@parcelpal.com

(b)
the Subscriber having properly completed, signed and delivered one of either Schedule “A” (the Accredited Investor Status Certificate), Schedule “B” (the Minimum Amount Investment Status Certificate) or Schedule “C” (the Family, Friends and Business Associates Certificate), as applicable;

(c)
the Subscriber having properly completed, signed and delivered a copy of Schedule “D” (Form 4C), if one has not previously been filed with the Exchange or is not current, and if the Subscriber is not an individual and (i) holds, or will hold upon completion of the Offering more than 5% of the issued and outstanding Common Shares, (ii) is, or will upon completion of the Offering be an Insider, or (iii) is a Pro Group placee;

(d)	if the Subscriber is a U.S. Subscriber, the Subscriber having properly completed, signed and delivered the form set out as Schedule “E” hereto;

(e)
payment by the Subscriber of the Aggregate Subscription Price in the form of a certified cheque, money order, bank draft or wire transfer made payable to “ParcelPal Logistics Inc.”, however the Corporation shall not be obligated to issue any Units until receipt of payment;

(f)
the Subscriber having executed and returned to the Corporation, at the Corporation’s request, all other documents as may be required by the Securities Laws for delivery by the Corporation on behalf of the Subscriber; and

(g)	the Corporation having accepted this Subscription Agreement.

The Subscriber acknowledges and agrees, on its own behalf and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, that such documents, when executed and delivered by the Subscriber, will form part of and will be incorporated into this Subscription Agreement with the same effect as if each constituted a representation and warranty or covenant of the Subscriber hereunder in favour of the Corporation. The Subscriber consents to the filing of such documents as may be required to be filed with the Securities Commissions and the Exchange in connection with the transactions contemplated hereby.

The Subscriber acknowledges and agrees, on its own behalf and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, to comply with all Securities Laws of the Selling Jurisdictions and with the policies of the Exchange concerning the purchase of, the holding of, and the resale restrictions applicable to, Securities purchased under this Agreement.

4.5	Conditions of Closing

The Subscriber acknowledges, on its own behalf and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, that the Corporation’s obligation to sell the Units to the Subscriber is subject to, among other things, the following conditions:

(a)
the Subscriber executing and returning to the Corporation all documents required by applicable Securities Laws for delivery on behalf of the Subscriber including, without limitation, all applicable Schedules attached hereto as set out in Section 4.4 above, by no later than the date and time set out on the face page hereof;

(b)
the Corporation having obtained all necessary approvals and consents relating to the issue and sale of the Securities (including those that may be required under applicable Securities Laws), including conditional acceptance by the Exchange and any other required regulatory approvals to permit the completion of the transactions contemplated hereby;

(c)
the offer, issue, sale and delivery of the Securities to the Subscriber being exempt from the requirements to file a prospectus or deliver an offering memorandum (as defined in applicable Securities Laws, including Ontario Securities Commission Rule 14-501- Definitions) or any similar document under applicable Securities Laws and other applicable securities laws relating to the distribution of the Securities, or the Corporation having received such orders, consents or approvals as may be required to permit such sale and distribution without the requirement of filing a prospectus or delivering an offering memorandum or any similar document; and

(d)	the representations and warranties set out herein, including in the Schedules attached hereto, of the Subscriber being true and correct as at the Closing Time.

The obligations of the Subscriber to purchase the Securities is subject to, among other things, the conditions that:

(a)
the representations and warranties contained in this Agreement made by the Corporation are true and correct when made and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of the Closing Date; and

(b)
all covenants, agreements and conditions contained in this Agreement to be performed by the Corporation on or prior to the Closing Date shall have been performed or complied with in all material respects.

ARTICLE 5 – REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

5.1	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Subscriber as follows and acknowledges that the Subscriber is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)
the Corporation and any subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated;

(b)
the creation, issuance and sale of the Securities by the Corporation does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Corporation is a party, other than as may have been waived or consented to;

(c)
the Securities will, at the time of issue, be duly allotted, validly issued, fully paid and non-assessable and will be free of all liens, charges and encumbrances and the Corporation will reserve sufficient shares in the treasury of the Corporation to enable it to issue the Securities;

(d)
this Subscription Agreement when accepted has been duly authorized by all necessary corporate action on the part of the Corporation and, subject to acceptance by the Corporation, constitutes a valid obligation of the Corporation legally binding upon it and enforceable in accordance with its terms;

(e)
neither the Corporation nor any of its subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of the Corporation’s knowledge no such actions, suits or proceedings have been threatened as at the date hereof, except as disclosed or if and when required shall be disclosed in the Information; and

(f)
no order ceasing or suspending trading in the securities of the Corporation nor prohibiting sale of such securities has been issued to the Corporation or its directors, officers or promoters and to the best of the Corporation’s knowledge no investigations or proceedings for such purposes are pending or threatened.

5.2	Covenants of the Corporation

The Corporation hereby covenants with the Subscriber to do the following and acknowledges that the Subscriber is relying on such covenants in connection with the transactions contemplated herein:

(a)
offer, sell, issue and deliver the Securities pursuant to exemptions from the prospectus filing, registration or qualification requirements of the applicable Securities Laws and otherwise fulfil all legal requirements required to be fulfilled by the Corporation (including without limitation, compliance with all the applicable Securities Laws of the Selling Jurisdictions within Canada) in connection with the Offering;

(b)
within the required time, file with the Exchange any documents, reports and information, in the required form, required to be filed by applicable Securities Laws in connection with the Offering, together with any applicable filing fees and other materials;

(c)
the Corporation will use reasonable commercial efforts to satisfy as expeditiously as possible any conditions of the Exchange required to be satisfied prior to the Exchange’s acceptance of the Corporation’s notice of the Offering; and

(d)	use its reasonable commercial efforts to obtain all necessary approvals for this Offering.

ARTICLE 6 - ACKNOWLEDGEMENTS, REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SUBSCRIBER

6.1	Acknowledgements, Representations, Warranties and Covenants of the Subscriber

The Subscriber, on its own behalf and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, hereby acknowledges, represents and warrants to, and covenants with, the Corporation as follows and acknowledges that the Corporation and its legal counsel are relying on such acknowledgements, representations, warranties and covenants in connection with the transactions contemplated herein:

(a)	The Subscriber confirms that it:

(i)	has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Securities;

(ii)
is capable of assessing the merits and risks (including the potential loss of its entire investment) of the proposed investment in the Securities as a result of financial or investment experience or as a result of advice received from a registered person other than the Corporation or an affiliate thereof;

(iii)	is aware of the characteristics of the Securities and understands the risks relating to an investment therein;

(iv)
has reviewed the Information and has been afforded: (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Corporationy and each Subsidiary and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment; and

(v)	is able to bear the economic risk of loss of its investment in the Securities, even if the entire investment is lost.

(b)
The Subscriber, and, if applicable, the Disclosed Principal is resident, or if not an individual has its head office, in the jurisdiction set out on the execution pages of this Subscription Agreement and intends that the Securities Laws and any other applicable securities laws relating to the distribution of the Units govern the Subscriber’s subscription. Such address was not created and is not used solely for the purpose of acquiring the Units and the Subscriber was solicited to purchase in only such jurisdiction.

(c)	If the Subscriber is resident outside of Canada and the United States, the Subscriber:

(i)
is knowledgeable of, or has been independently advised as to the applicable securities laws of the regulatory authorities having application in the jurisdiction in which the Subscriber is resident (the “International Jurisdiction”) which would apply to the acquisition of the Units, if any;

(ii)
is purchasing the Units pursuant to lawful exemptions from the prospectus and registration requirements or equivalent requirements under the applicable securities laws of the regulatory authorities in the International Jurisdiction or, if such is not applicable, the Subscriber is permitted to purchase the Units under the applicable securities laws of the regulatory authorities in the International Jurisdiction without the need to rely on any exemption;

(iii)
confirms that the applicable securities laws of the regulatory authorities in the International Jurisdiction do not require the Corporation to make any filings or seek any approvals of any nature whatsoever from any authority of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Securities;

(iv)	confirms that neither the purchase of the Units by the Subscriber nor the issuance of the Securities will trigger:

(A)	an obligation to prepare and file a registration statement, prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction; or

(B)	continuous disclosure reporting obligations of the Corporation in the International Jurisdiction.

(d)
The Subscriber has properly completed, executed and delivered to the Corporation this Subscription Agreement and one of either Schedule “A” (the Accredited Investor Status Certificate), Schedule “B” (the Minimum Amount Investment Status Certificate), or Schedule “C” (the Family, Friends and Business Associates Certificate), as applicable, and a copy of Schedule “D” (Form 4C), as applicable, and the representations, warranties, covenants and information contained herein and therein are true and correct as of the date hereof and will be true and correct as of the Closing Time and if less than a complete copy of this Subscription Agreement is delivered to the Corporation, the Corporation and its legal counsel are entitled to assume that the Subscriber accepts and agrees to all the terms and conditions of the pages not delivered, unaltered.

(e)	The Subscriber acknowledges and agrees that:

(i)	the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States,

(ii)
no market for the Securities currently exists in the United States, and the Securities are being offered in a transaction not involving a public offering within the United States within the meaning of the U.S. Securities Act,

(iii)
the Securities may not be offered or sold, directly or indirectly, in the United States without registration under the U.S. Securities Act or compliance with the requirements of an exemption from registration, and

(iv)	the Corporation has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Securities.

(f)	The Subscriber represents and warrants either that:

(i)	the Subscriber:

(A)
if not a U.S. Fiduciary, was not offered the Securities while the Subscriber was in the United States, and the individual making the order to purchase the Securities and executing and delivering this Agreement for the account or benefit of the Subscriber was not in the United States when the order was placed or when this Subscription Agreement was executed and delivered;

(B)	is not, and is not purchasing the Securities for the account or benefit of, a U.S. Person or person in the United States;

(C)
is not purchasing the Securities as the result of any “directed selling efforts” as such term is defined in Rule 902(c) of Regulation S of the U.S. Securities Act. Without limiting the foregoing, but for greater clarity in this Subscription Agreement, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

(D)
represents that the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act; and

(E)	has no intention to distribute either directly or indirectly any of the Securities in the United States, except in compliance with the U.S. Securities Act and any applicable state securities laws.

(ii)
the Subscriber is a U.S. Subscriber and has completed and executed the U.S. Purchaser Certification attached hereto as Schedule “E” and hereby confirms the truth and accuracy of all statements made therein by the Subscriber.

(g)
The Subscriber undertakes and agrees that it will not offer or sell any of the Securities in the United States unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States, or an exemption from such registration requirement is available to the Subscriber.

(h)
The execution and delivery of this Subscription Agreement, the performance and compliance with the terms hereof, the subscription for the Units and the completion of the transactions described herein by the Subscriber will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the Subscriber, if applicable, the Securities Laws and any other securities laws applicable to the distribution of the Units to the Subscriber or any Disclosed Principal, any agreement to which the Subscriber is a party, or any judgment, decree, order, statute, rule or regulation applicable to the Subscriber.

(i)
The Subscriber is subscribing for the Units as principal for its own account and not for the benefit of any other person (within the meaning of applicable Securities Laws), and in either case is purchasing the Units for investment only and not with a view to the resale or distribution of all or any of the Securities in violation of applicable Securities Laws, and, if the Subscriber is not subscribing to the Units as principal, it is acting as trustee or agent for a Disclosed Principal (whose identity is disclosed on the face page of this Subscription Agreement) who is purchasing as principal for its own account and not for the benefit of any other person and for investment only and not with a view to the resale or distribution of all or any of the Securities in violation of applicable Securities Laws and the Subscriber in its capacity as trustee or agent is acting in compliance with all applicable Securities Laws and other laws.

(j)
If the Subscriber is contracting hereunder as trustee or agent for a fully managed account (including for greater certainty, a portfolio manager or comparable advisor) or as agent for a Disclosed Principal, the Subscriber is duly authorized to execute and deliver this Subscription Agreement and all other necessary documentation in connection with such subscription and if the Subscriber is acting as trustee or agent for a Disclosed Principal, who is subscribing as principal for its own account and not for the benefit of any other person, this Subscription Agreement has been duly authorized, executed and delivered by or on behalf of and constitutes a legal, valid and binding agreement of, such Disclosed Principal and the Subscriber acknowledges that the Corporation may be required by law to disclose to certain regulatory authorities the identity of such Disclosed Principal for whom it is acting.

(k)
In the case of a subscription for the Units by the Subscriber acting as principal, this Subscription Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding agreement of, the Subscriber. This Subscription Agreement is enforceable in accordance with its terms against the Subscriber.

(l)	If the Subscriber is:

(i)
a corporation, the Subscriber is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Subscription Agreement, to subscribe for the Units as contemplated herein and to carry out and perform its obligations under the terms of this Subscription Agreement and the individual signing this Subscription Agreement has been duly authorized to execute and deliver this Subscription Agreement;

(ii)
a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Subscription Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof and the individual signing this Subscription Agreement has been duly authorized to execute and deliver this Subscription Agreement; or

(iii)
an individual, the Subscriber is of the full age of majority in his or her jurisdiction of residence and is legally competent to execute this Subscription Agreement and to observe and perform his or her covenants and obligations hereunder.

(m)
If the Subscriber is not an individual, it pre-existed the Offering and has a bona fide business other than the investment in the Securities and was not created, formed or established solely or primarily to acquire securities without a prospectus in reliance on an exemption from the prospectus requirements provided for in applicable securities legislation.

(n)
Unless otherwise disclosed to the Corporation, the Subscriber is not, and any Disclosed Principal for whom the Subscriber is acting hereunder is not, an insider of the Corporation (within the meaning of applicable Securities Laws) and the Subscriber is, and any Disclosed Principal for whom the Subscriber is acting hereunder is, at “arm’s-length” with the Corporation (within the meaning of the policies of the Exchange).

(o)
Unless otherwise disclosed to the Corporation, there is no person acting or purporting to act in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee. If any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Units, the Subscriber covenants to indemnify and hold harmless the Corporation with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

(p)
Unless otherwise disclosed to the Corporation, the Subscriber is not, with respect to the Corporation or any of its affiliates, a Control Person and the subscription hereunder by the Subscriber will not create a new Control Person.

(q)	Except as disclosed in writing to the Corporation, the Subscriber does not act jointly, or in concert with any other person or company for the purposes of acquiring securities of the Corporation.

(r)
If required by applicable Securities Laws or the Corporation, the Subscriber will execute, deliver and file or assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Securities as may be required by any securities commission, stock exchange or other regulatory authority. The Subscriber agrees to comply with all Securities Laws of the Selling Jurisdictions applicable to the Subscriber and with the policies of the Exchange concerning the purchase of, the holding of, and the resale restrictions applicable to, the Securities and acknowledges that the Subscriber is solely responsible (and not the Corporation) for such compliance.

(s)
The Subscriber has been advised to consult its own legal advisors with respect to trading in the Securities and with respect to the hold periods imposed by the Securities Laws of the Selling Jurisdiction in which the Subscriber resides and other applicable securities laws, and acknowledges that no representation has been made respecting the applicable hold periods imposed by the Securities Laws or other resale restrictions applicable to such securities which restrict the ability of the Subscriber (or others for whom it is contracting hereunder) to resell such securities, that the Subscriber (or others for whom it is contracting hereunder) is solely responsible to find out what these restrictions are, that the Subscriber is solely responsible (and the Corporation is not in any way responsible) for compliance with applicable resale restrictions and that the Subscriber is aware that it may not be able to resell such securities except in accordance with limited exemptions under the Securities Laws and other applicable securities laws.

(t)
The Subscriber has not received or been provided with a prospectus, offering memorandum (within the meaning of the Securities Laws and other applicable securities laws relating to the distribution of the Securities) or any sales or advertising literature in connection with the Offering or any document purporting to describe the business and affairs of the Corporation which has been prepared for review by prospective purchasers to assist in making an investment decision in respect of the Securities and the Subscriber’s decision to subscribe for the Units was not based upon, and the Subscriber has not relied upon, any oral or written representations as to facts made by or on behalf of the Corporation. The Subscriber’s decision to subscribe for the Units was based solely upon this Subscription Agreement and information about the Corporation which is publicly available.

(u)	No person has made any written or oral representations:

(i)	that any person will resell or repurchase the Securities;

(ii)	that any person will refund all or any part of the Aggregate Subscription Price; or

(iii)	as to the future price or value of the Securities comprising the Units.

(v)	The Subscriber is not purchasing the Units with knowledge of any material information concerning the Corporation that has not been generally disclosed.

(w)
The subscription for the Units has not been made through or as a result of, and the distribution of the Units is not being accompanied by any advertisement, including without limitation in printed public media, radio, television or telecommunications, including electronic display, or as part of a general solicitation.

(x)
The funds representing the Aggregate Subscription Price which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of its knowledge (a) none of the subscription funds to be provided by the Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and (b) the Subscriber shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith.

6.2	Acknowledgments and Covenants of the Subscriber

The Subscriber acknowledges, covenants and agrees, on its own behalf and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, as follows:

(a)	The Units form part of a larger non-brokered private placement offering of Units (the “Offering”).

(b)
No securities commission, agency, governmental authority, regulatory body, stock exchange or similar authority has reviewed or passed on the merits of the Securities nor have any such agencies or authorities made any recommendations or endorsement with respect to the Securities.

(c)
The Securities shall be subject to statutory resale restrictions under the Securities Laws of the Selling Jurisdiction in which the Subscriber resides and under other applicable Securities Laws, and the Subscriber covenants that it will not resell the Securities except in compliance with such laws and the Subscriber acknowledges that it is solely responsible (and the Corporation is not in any way responsible) for such compliance.

(d)	The Subscriber’s ability to transfer the Securities is limited by, among other things, applicable Securities Laws.

(e)	The Securities may be subject to additional resale restrictions, which can be imposed by the Exchange retroactively, in its sole discretion.

(f)
The Securities comprising the Units shall have attached to them, whether through the electronic deposit system of CDS, an ownership statement issued under a direct registration system or other electronic book-entry system, or on certificates that may be issued, as applicable, any legends as may be prescribed by CDS in addition to a legend setting out resale restrictions under applicable Securities Laws in substantially the following form and with the necessary information inserted:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING DATE WILL BE INSERTED].”

And if applicable under the policies of the Exchange, the additional legend as follows:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE CANADIAN STOCK  EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE CANADIAN STOCK  EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JULY 11, 2023.”

(g)
The Corporation is relying on an exemption from the requirement to provide the Subscriber with a prospectus under the Securities Laws and, as a consequence of acquiring the Securities pursuant to such exemption:

(i)
certain protections, rights and remedies provided by the Securities Laws, including statutory rights of rescission and certain statutory remedies against an issuer, underwriters, auditors, directors and officers that are available to investors who acquire securities offered by a prospectus, will not be available to the Subscriber;

(ii)	the common law may not provide investors with an adequate remedy in the event that they suffer investment losses in connection with securities acquired in a private placement;

(iii)	the Subscriber may not receive information that would otherwise be required to be given under the Securities Laws; and

(iv)	the Corporation is relieved from certain obligations that would otherwise apply under the Securities Laws.

(h)
The Subscriber’s decision to execute this Subscription Agreement and acquire the Units has not been based on any oral or written representation (other than those contained in this Agreement) made by or on behalf of the Corporation or any finder (a “Finder”) that might have introduced the Subscriber to the Corporation but was based entirely upon the Subscriber’s review of information about the Corporation which is publicly available, and the Subscriber’s knowledge of the Corporation’s affairs.

(i)	The Corporation may pay fees or issue securities or both to one or more Finders, if any, subject to applicable laws and the policies of the Exchange in connection with the Offering.

(j)
The Subscriber will hold the Corporation, the Corporation’s legal counsel and any Finder harmless from any loss or damage they may suffer as a result of the Subscriber’s failure to correctly complete this Subscription Agreement and such Schedules.

(k)
The Subscriber is responsible for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated under this Subscription Agreement, including without limitation, the suitability of the Securities as an investment for the Subscriber, the tax consequences of purchasing and dealing with the Securities, and the resale restrictions and “hold periods” to which the Securities are or may be subject under Securities Laws. The Subscriber has not relied upon any statements made by or purporting to be made on behalf of the Corporation or its legal counsel with respect to such matters.

(l)	There is no government or other insurance covering the Securities.

(m)	Legal counsel retained by the Corporation are acting as counsel to the Corporation and not as counsel to the Subscriber.

(n)
The Corporation’s counsel, Rimon P.C., does not assume any responsibility or liability of any nature whatsoever for the accuracy or adequacy of any Information concerning the Corporation or as to whether all Information concerning the Corporation required to be disclosed by the Corporation has been generally disclosed. The Subscriber, on its own behalf and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, has acknowledged that the decision to purchase the Units was made on the basis of currently available public Information. The Corporation’s counsel, Rimon P.C., are entitled to the benefit of this subsection.

(o)
The Subscriber acknowledges that this Subscription Agreement and the exhibits and Schedules hereto require the Subscriber to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the Offering, which includes, without limitation, determining the Subscriber’s eligibility to purchase the Units under the Securities Laws and other applicable securities laws and completing filings required by any stock exchange or securities regulatory authority. The Subscriber’s personal information may be disclosed by the Corporation to: (a) stock exchanges or securities regulatory authorities, (b) the CRA or other taxing authorities, and (c) any of the other parties involved in the Offering, including legal counsel and may be included in record books in connection with the Offering. The personal information collected by the securities regulatory authorities may also be disclosed on such securities regulatory authorities’ website(s) or through printed materials published by or pursuant to the directions of such securities regulatory authorities. By executing this Subscription Agreement, the Subscriber is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber’s personal information. The Subscriber also consents to the filing of copies or originals of any of the Subscriber’s documents described herein as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby. The Subscriber represents and warrants that it has the authority to provide the consents and acknowledgements set out in this paragraph on behalf of each Disclosed Principal.

(p)
The Subscriber acknowledges and consents to the collection, use and disclosure of personal information, including information provided by the Subscriber on the cover page and in the Schedules attached hereto, by the Exchange and its affiliates, authorized agents, subsidiaries and divisions, including the Exchange for the following purposes: (i) to verify personal information that has been provided about each individual, (ii) to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the issuer or its associates or affiliates, (iii) to conduct enforcement proceedings, and (iv) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, Securities Laws and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada. As part of this process, the Subscriber further acknowledges that the Exchange also collects additional personal information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished. The personal information collected by the Exchange may also be disclosed (i) to the aforementioned agencies and organizations or as otherwise permitted or required by law and may be used for the purposes described above for their own investigations, and (ii) on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange. The Exchange may from time to time use third parties to process information and/or provide other administrative services and may share information with such third-party services providers.

(q)
The information provided by the Subscriber on the face page of this Subscription Agreement identifying the name, address and telephone number of the Subscriber or, if applicable, of the Disclosed Principal, whether the Subscriber or the Disclosed Principal is an “insider” of the Corporation and/or a “registrant” as each term is defined under the B.C. Act, the number of Units being purchased hereunder and the total purchase price as well as the Closing Date and the exemption that the Subscriber is relying on in purchasing the Units will be disclosed to securities regulatory authorities in each the Selling Jurisdictions (including the British Columbia Securities Commission and the Ontario Securities Commission), and such information is being indirectly collected by such securities regulatory authorities, including the British Columbia Securities Commission and the Ontario Securities Commission under the authority granted to it under securities legislation. This information is being collected for the purposes of the administration and enforcement of the securities legislation of each of the respective Selling Jurisdictions and may be disclosed to the public by such securities regulatory authorities in accordance with securities legislation. Each Subscriber (and for certainty, including each Disclosed Principal) hereby authorizes the indirect collection and disclosure of such information by the applicable securities regulatory authorities, including the British Columbia Securities Commission and the Ontario Securities Commission. In the event the Subscriber has any questions with respect to the indirect collection of such information by the British Columbia Securities Commission, the Subscriber should contact the British Columbia Securities Commission, at (604) 899-6500 or 1-800-373-6393 (Toll free across Canada) or by facsimile at (604) 899-6581 or in person or writing at P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2. In the event the Subscriber has any questions with respect to the indirect collection of such information by the Ontario Securities Commission, the Subscriber should contact the Ontario Securities Commission, Administrative Support Clerk, at (416) 593-3684 or by facsimile at (416) 593-8122 or in person or writing at Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8.

6.3	Reliance on Representations, Warranties, Covenants and Acknowledgements

The Subscriber acknowledges and agrees, on its own behalf and, if applicable, on behalf of a Disclosed Principal for whom it is acting hereunder, that the representations, warranties, covenants and acknowledgements made by the Subscriber in this Subscription Agreement are made with the intention that they may be relied upon by the Corporation and its legal counsel in determining the Subscriber’s eligibility (and if applicable, the eligibility of the Disclosed Principal) to purchase the Units, and the Subscriber hereby agrees to indemnify the Corporation against all losses, claims, expenses and damages or liabilities which any of them may suffer or incur as a result of reliance thereon. The Subscriber further agrees that by accepting the Units, the Subscriber shall be representing and warranting that such representations, warranties, acknowledgements and covenants are true as at the Closing Time with the same force and effect as if they had been made by the Subscriber at the Closing Time. The Subscriber undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to Closing.

ARTICLE 7 - PROSPECTUS EXEMPTIONS FOR CANADIAN PURCHASERS

If the Subscriber is, or any Disclosed Principal for whom the Subscriber is contracting hereunder is, resident in, or otherwise subject to the Securities Laws of, the province of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, Nova Scotia, New Brunswick and Prince Edward Island, either of Section 0 or 0 below applies to the Subscriber (provided, however, that Subscribers resident in Alberta can only rely on the “accredited investor” exemption set out under Section 7.1 below in connection with the Units acquired under this Subscription Agreement):

7.1	Accredited Investor

(a)	the Subscriber is purchasing the Units acquired pursuant to this Subscription Agreement:

(i)
as principal and not for the benefit of any other Person, or you are deemed under NI 45-106 to be purchasing the Units acquired pursuant to this Agreement as principal, and, in either case, you are an “accredited investor” within the meaning of NI 45-106; or

(ii)
as agent for a Disclosed Principal, and the Subscriber is an agent or trustee with proper authority to execute all documents required in connection with the purchase of the Units acquired pursuant to this Agreement on behalf of such Disclosed Principal and such Disclosed Principal for whom the Subscriber is contracting hereunder is purchasing as principal and not for the benefit of any other Person, or is deemed under NI 45-106 to be purchasing the Units acquired pursuant to this Agreement as principal, and, in either case, such Disclosed Principal an “accredited investor” within the meaning of NI 45-106;

(b)
if the Subscriber is, or any Disclosed Principal is, as the case may be, a Person, other than an individual or investment fund, that has net assets of at least $5,000,000, the Subscriber was not, or the Disclosed Principal was not, as the case may be, created or used solely to purchase or hold securities as an accredited investor; and

(c)	the Subscriber has concurrently completed, executed and delivered a certificate in the form attached as Schedule “A” hereto (and Appendix “A” thereto, as applicable).

7.2	Minimum Investment Amount

(a)	the Subscriber is a non-individual and is either purchasing the Units acquired pursuant to this Subscription Agreement:

(i)	as principal and not for the benefit of any other Person, and your aggregate acquisition cost, payable by you in cash, for such Units is not less than $150,000; or

(ii)
as agent for a Disclosed Principal, and the Subscriber is an agent or trustee with proper authority to execute all documents required in connection with the purchase of such Units on behalf of such Disclosed Principal and such Disclosed Principal for whom the Subscriber is contracting hereunder is purchasing as principal and not for the benefit of any other Person, and the aggregate acquisition cost to such Disclosed Purchaser, payable by such Disclosed Principal in cash, for the Units acquired under this Agreement is not less than $150,000; and

(b)
the Subscriber was not, or any Disclosed Principal was not, as the case may be, created or used solely to purchase or hold securities in reliance on this exemption from the prospectus requirement, and it pre-existed the Offering and has a bona fide purpose other than investment in the Securities; and

(c)	the Subscriber has concurrently completed, executed and delivered a certificate in the form attached as Schedule “B” hereto.

7.3	Family, Friends and Business Associates

(a)	the Subscriber is purchasing the Units acquired pursuant to this Subscription Agreement:

(i)
as principal and not for the benefit of any other Person, or the Subscriber is deemed under NI 45-106 to be purchasing the Units acquired pursuant to this Agreement as principal, and, in either case, the Subscriber is a “family, friend or business associate” within the meaning of NI 45-106; or

(ii)
as agent for a Disclosed Principal, and the Subscriber is an agent or trustee with proper authority to execute all documents required in connection with the purchase of the Units acquired pursuant to this Agreement on behalf of such Disclosed Principal and such Disclosed Principal for whom the Subscriber is contracting hereunder is purchasing as principal and not for the benefit of any other Person, or is deemed under NI 45-106 to be purchasing the Units acquired pursuant to this Agreement as principal, and, in either case, such Disclosed Principal a “family, friend or business associate” within the meaning of NI 45-106;

(b)
no commission or finder’s fee has been or will be paid to any director, officer, founder, or Control Person of the Corporation or an affiliate of the Corporation in connection with the Units acquired under this Agreement; and

(c)	the Subscriber has concurrently completed, executed and delivered a certificate in the form attached as Schedule “C” hereto (and Appendix "A" or Appendix "B" thereto, as applicable).

ARTICLE 8 - SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

8.1	Survival of Representations, Warranties and Covenants of the Corporation

The representations, warranties and covenants of the Corporation contained in this Subscription Agreement shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Subscriber with respect thereto, shall continue in full force and effect for the benefit of the Subscriber for a period of two years following the Closing Date.

8.2	Survival of Representations, Warranties and Covenants of the Subscriber

The representations, warranties and covenants of the Subscriber contained in this Subscription Agreement shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Corporation with respect thereto and notwithstanding any subsequent disposition by the Subscriber of any of the Securities shall continue in full force and effect for the benefit of the Corporation for a period of two years following the Closing Date.

ARTICLE 9- MISCELLANEOUS

9.1	Further Assurances

Each of the parties hereto upon the request of each of the other parties hereto, whether before or after the Closing Time, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

9.2	Notices

(a)
Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by facsimile tested prior to transmission to such party, as follows:

(i)          in the case of the Corporation, to:

ParcelPal Logistics Inc.

1111 Melville Street, Suite 620, Vancouver, BC V6A 2S5, Canada

Attention: Rich Wheeless, CEO
E-mail: Rich@parcelpal.com

(ii)          in the case of the Subscriber, at the residential address specified on the Execution Pages hereof.

(b)
Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following such day and if transmitted by fax, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first Business Day next following the day of such transmission.

(c)	Any party hereto may change its address for service from time to time by notice given to each of the other parties hereto in accordance with the foregoing provisions.

9.3	Time of the Essence

Time shall be of the essence of this Subscription Agreement and every part hereof.

9.4	Costs and Expenses

All costs and expenses (including, without limitation, the fees and disbursements of legal counsel) incurred in connection with this Subscription Agreement and the transactions herein contemplated shall be paid and borne by the party incurring such costs and expenses.

9.5	Applicable Law

This Subscription Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any and all disputes arising under this Subscription Agreement, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of British Columbia and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such Province.

9.6	Entire Agreement

This Subscription Agreement, including the Schedules hereto, constitutes the entire agreement between the parties with respect to the transactions contemplated herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than those expressly set forth in this Subscription Agreement or in any such agreement, certificate, affidavit, statutory declaration or other document as aforesaid. This Subscription Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.

9.7	Severability

If one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality or enforceability of the remaining provisions hereof shall not be affected or impaired thereby. Each of the provisions of this Agreement is hereby declared to be separate and distinct.

9.8	Counterparts

This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Subscription Agreement. Counterparts may be delivered either in original, faxed or PDF form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties. If less than a complete copy of this Subscription Agreement is delivered to the Corporation, the Corporation and its legal counsel are entitled to assume that the Subscriber accepts and agrees to all the terms and conditions of the pages not delivered, unaltered.

9.9	Assignment

This Subscription Agreement may not be assigned by either party except with the prior written consent of the other party hereto.

9.10	Enurement

This Subscription Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors (including any successor by reason of the amalgamation or merger of any party), administrators and permitted assigns.

9.11	Language

It is the express wish of the Subscriber that the Subscription Agreement and any related documentation be drawn up in English only. Il est de la volonté expresse du souscripteur que la convention de souscription ainsi que tout document connexe soient rédigés en langue anglaise uniquement.

SCHEDULE “A”

ACCREDITED INVESTOR STATUS CERTIFICATE

TO BE COMPLETED BY BRITISH COLUMBIA, ALBERTA, SASKATCHEWAN, MANITOBA, ONTARIO, QUÉBEC, NEWFOUNDLAND AND LABRADOR, NOVA SCOTIA, NEW BRUNSWICK AND PRINCE EDWARD ISLAND SUBSCRIBERS AND NON-CANADIAN SUBSCRIBERS THAT ARE SUBSCRIBING UNDER THE “ACCREDITED INVESTOR” EXEMPTION

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your broker and/or legal advisor before completing this certificate.

TO:	ParcelPal Logistics Inc. (the “Corporation”)

In connection with the purchase by the undersigned Subscriber of the Units, the Subscriber, on its own behalf and on behalf of each Disclosed Principal for whom the Subscriber is acting (collectively, the “Subscriber”), hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

(a)
the Subscriber is resident in or otherwise subject to the securities laws of one of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, Nova Scotia, New Brunswick or Prince Edward Island;

(b)	the Subscriber is purchasing the Units as principal for its own account and not for the benefit of any other person or is deemed to be purchasing as principal pursuant to NI 45-106;

(c)
the Subscriber is an “accredited investor” within the meaning of NI 45-106 on the basis that the Subscriber fits within one of the categories of an “accredited investor” reproduced below beside which the Subscriber has indicated the undersigned belongs to such category;

(d)	the Subscriber was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

(e)
upon execution of this Schedule “A” (and Appendix “A” to this Schedule “A”, as applicable) by the Subscriber, this Schedule “A” shall be incorporated into and form a part of the Subscription Agreement to which this Schedule “A” is attached.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	except in Ontario, a Canadian financial institution, or a Schedule III bank;

☐	(b)	except in Ontario, the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐	(c)
except in Ontario, a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐	(d)	except in Ontario, a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer;

-A2-
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

☐	(e.1)
an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐	(f)	except in Ontario, the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐	(g)
except in Ontario, a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐	(h)	except in Ontario, any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐	(i)
except in Ontario, a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds C$1,000,000;

☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities exceeds C$5,000,000;

☐	(k)
an individual whose net income before taxes exceeded C$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded C$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐	(l)	an individual who, either alone or with a spouse, has net assets of at least C$5,000,000;

☐	(m)	a person, other than an individual or investment fund, that has net assets of at least C$5,000,000 as shown on its most recently prepared financial statements;

☐	(n)
an investment fund that distributes or has distributed its securities only to (i) a person that is or was an accredited investor at the time of the distribution, (ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] or 2.19 [Additional investment in investment funds] of NI 45-106, or (iii) a person described in sub-paragraph (i) or (ii) that acquires or acquired securities under section  2.18 [Investment fund reinvestment] of NI 45-106;

☐	(o)
an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

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☐	(p)
a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐	(q)
a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

☐	(r)
a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐	(t)
a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

☐	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

☐	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor.

☐	(w)
a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

Note: In Ontario, paragraphs (a) to (h) of subsection 73.3(1) of the Securities Act (Ontario) correspond to paragraphs (a) to (d) and paragraphs (f) to (i) of the definition of “accredited investor” in section 1.1 of NI 45-106.

For the purposes hereof, the following definitions are included for convenience:

(a)	“bank” means a bank named in Schedule I or II of the Bank Act (Canada);

(b)
“Canadian financial institution” means (i) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(c)	“company” means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

(d)	“financial assets” means (i) cash, (ii) securities, or (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(e)
“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

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(f)	“investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

(g)	“person” includes

(i)	an individual,

(ii)	a corporation,

(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons whether incorporated or not, and

(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or another legal representative.

(h)	“Related liabilities” means (i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or (ii) liabilities that are secured by financial assets;

(i)	“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

(j)
“spouse” means, an individual who, (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(k)	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a person or company is an affiliate of another person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same person.

In NI 45-106 and except in Part 2 Division 4 (Employee, Executive Officer, Director and Consultant Exemption) of NI 45-106, a person (first person) is considered to control another person (second person) if (a) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation, (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

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The foregoing representations contained in this certificate are true and accurate as of the date of this certificate and will be true and accurate as of the Closing Time (as defined in the subscription agreement to which this Schedule “A” is attached) and the Subscriber acknowledges that this accredited investor status certificate is incorporated into and forms a part of the subscription agreement to which it is attached. If any such representations shall not be true and accurate prior to the Closing Time, the undersigned shall give immediate written notice of such fact to the Corporation prior to the Closing Time.

Dated:	Signed:

Witness (If Subscriber is an Individual)	Print the name of Subscriber

Print Name of Witness	If Subscriber is a corporation, print name and title of Authorized Signing Officer

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If you are an individual Subscriber and have completed Schedule “A”, you must also complete the below Appendix “A”.

Form 45-106F9
Form for Individual Accredited Investors

WARNING! This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.

SECTION 1 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
1. About your investment
Type of securities: Units	Issuer: ParcelPal Logistics Inc.
Purchased from: Issuer
SECTIONS 2 TO 4 TO BE COMPLETED BY THE PURCHASER
2. Risk acknowledgement
This investment is risky. Initial that you understand that:	Your initials
Risk of loss – You could lose your entire investment of $___________ . [Instruction: Insert the total dollar amount of the investment.]
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment.
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.

3. Accredited investor status
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.
Your initials
•          Your net income before taxes was more than $200,000 in each of the 2 most recent calendar years, and you expect it to be more than $200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)

•          Your net income before taxes combined with your spouse’s was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than $300,000 in the current calendar year.

• Either alone or with your spouse, you own more than $1 million in cash and securities, after subtracting any debt related to the cash and securities.
• Either alone or with your spouse, you have net assets worth more than $5 million. (Your net assets are your total assets (including real estate) minus your total debt.)
4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and last name (please print):
Signature:	Date:
SECTION 5 TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information
[Instruction: The salesperson is the person who meets with, or provides information to, the purchaser with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.]

First and last name of salesperson (please print):
Telephone:	Email:
Name of firm (if registered):
SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For investment in a non-investment fund
ParcelPal Logistics Inc., 1111 Melville Street, Suite 620Vancouver, British Columbia, V6A 2S5, Canada

E-mail: Rich@parcelpal.com
Website: www.parcelpal.com
Phone Number: 866-982-6348

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

Form instructions:

1.	This form does not mandate the use of a specific font size or style but the font must be legible.
2.	The information in sections 1, 5 and 6 must be completed before the purchaser completes and signs the form.
3.
The purchaser must sign this form. Each of the purchaser and the issuer or selling security holder must receive a copy of this form signed by the purchaser. The issuer or selling security holder is required to keep a copy of this form for 8 years after the distribution.

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SCHEDULE “B”

MINIMUM AMOUNT INVESTMENT STATUS CERTIFICATE

TO BE COMPLETED BY BRITISH COLUMBIA, SASKATCHEWAN, MANITOBA, ONTARIO, QUÉBEC, NEWFOUNDLAND AND LABRADOR, NOVA SCOTIA, NEW BRUNSWICK AND PRINCE EDWARD ISLAND SUBSCRIBERS THAT ARE SUBSCRIBING UNDER THE “MINIMUM AMOUNT INVESTMENT” EXEMPTION

TO:	ParcelPal Logistics Inc. (the “Corporation”)

In connection with the purchase by the undersigned Subscriber of the Units, the Subscriber, on its own behalf and on behalf of each Disclosed Principal for whom the Subscriber is acting (collectively, the “Subscriber”), hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

(a)
the Subscriber is resident in or subject to the securities laws of one of the provinces of British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, Nova Scotia, New Brunswick or Prince Edward Island;

(b)	the Subscriber is purchasing the Units as a non-individual and as principal for its own account and not for the benefit of any other person;

(c)	the Units have an acquisition cost to the Subscriber of not less than C$150,000, payable in cash at the Closing of the Offering;

(d)
the Subscriber was not created and is not being used solely to purchase or hold securities in reliance on the registration and prospectus exemptions provided under Section 2.10 of NI 45-106, it pre-existed the Offering and has a bona fide purpose other than investment in the Units; and

(e)	upon execution of this Schedule “B” by the Subscriber, this Schedule “B” shall be incorporated into and form a part of the Subscription Agreement.

The foregoing representations contained in this certificate are true and accurate as of the date of this certificate and will be true and accurate as of the Closing Time (as defined in the subscription agreement to which this Schedule “B” is attached) and the Subscriber acknowledges that this minimum amount investment status certificate is incorporated into and forms a part of the subscription agreement to which it is attached. If any such representations shall not be true and accurate prior to the Closing Time, the undersigned shall give immediate written notice of such fact to the Corporation prior to the Closing Time.

Dated:	Signed:

Witness (If Subscriber is an Individual)	Print the name of Subscriber

Print Name of Witness	If Subscriber is a corporation, print name and title of Authorized Signing Officer

SCHEDULE “C”

FAMILY, FRIENDS AND BUSINESS ASSOCIATES CERTIFICATE

TO BE COMPLETED BY BRITISH COLUMBIA, ALBERTA, SASKATCHEWAN, MANITOBA, ONTARIO, QUÉBEC, NEWFOUNDLAND AND LABRADOR, NOVA SCOTIA, NEW BRUNSWICK AND PRINCE EDWARD ISLAND SUBSCRIBERS THAT ARE SUBSCRIBING UNDER THE “FAMILY, FRIENDS AND BUSINESS ASSOCIATES” EXEMPTION.

SASKATCHEWAN SUBSCRIBERS MUST ALSO COMPLETE APPENDIX A ATTACHED TO THIS SCHEDULE “C”.

ONTARIO SUBSCRIBERS MUST ALSO COMPLETE APPENDIX B ATTACHED TO THIS SCHEDULE “C”.

TO:	ParcelPal Logistics Inc. (the “Corporation”)

In connection with the purchase by the undersigned Subscriber of the Units, the Subscriber, on its own behalf and on behalf of each Disclosed Principal for whom the Subscriber is acting (collectively, the “Subscriber”), hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its legal counsel are relying thereon) that:

(a)
the Subscriber is resident in or otherwise subject to the securities laws of one of the Provinces of British Columbia, Alberta, Manitoba, Québec, Newfoundland and Labrador, Nova Scotia, New Brunswick or Prince Edward Island;

(b)	the Subscriber is purchasing the Units as principal for its own account and not for the benefit of any other person or is deemed to be purchasing as principal pursuant to NI 45-106;

(c)
the Subscriber fits within one of the categories of a “family, friend or business associate” under Section 2.5 of NI 45-106 reproduced below beside which the Subscriber has indicated the undersigned belongs to such category;

(d)
no commission or finder’s fee has been or will be paid to any director, officer, founder, or control person of the Corporation or an affiliate of the Corporation in connection with the Units acquired under this Agreement; and

(e)	upon execution of this Schedule “C” by the Subscriber, this Schedule “C” shall be incorporated into and form a part of the Subscription Agreement to which this Schedule “C” is attached.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF FAMILY, FRIEND AND BUSINESS ASSOCIATE)

☐	(a)	a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;

☐	(b)	a spouse, parent, grandparent, brother, sister, child or grandchild of the spouse of a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;

☐	(c)	a parent, grandparent, brother, sister, child or grandchild of a spouse of a director, senior officer or control person of the Corporation, or of an affiliate of the Corporation;

☐	(d)	a close personal friend of a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;

-C2-
☐	(e)	a close business associate of a director, executive officer or control person of the Corporation, or of an affiliate of the Corporation;

☐	(f)	a founder of the Corporation or a spouse, parent, grandparent, brother, sister, child, grandchild close personal friend or close business associate of a founder of the Corporation;

☐	(g)	a parent, grandparent, brother, sister, child or grandchild of a spouse of a founder of the Corporation;

☐	(h)	a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons described in paragraphs (a) to (g); or

☐	(i)	a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are persons described in paragraphs (a) to (g).

For the purposes hereof, the following definitions are included for convenience:

(a)	“executive officer” means, for the Corporation, an individual who is

(i)	a chair, vice-chair or president,

(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(iii)	performing a policy-making function in respect of the Corporation;

(b)	“founder” means, in respect of the Corporation, a person who,

(i)
acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the Corporation, and

(ii)	at the time of the distribution or trade is actively involved in the business of the Corporation;

(c)	“person” includes

(i)	an individual,

(ii)	a corporation,

(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons whether incorporated or not, and

(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(d)
“spouse” means, an individual who, (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

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(e)	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a person or company is an affiliate of another person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same person.

In NI 45-106 and except in Part 2 Division 4 (Employee, Executive Officer, Director and Consultant Exemption) of NI 45-106, a person (first person) is considered to control another person (second person) if (a) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation, (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

The foregoing representations contained in this certificate are true and accurate as of the date of this certificate and will be true and accurate as of the Closing Time (as defined in the subscription agreement to which this Schedule “C” is attached) and the Subscriber acknowledges that this family, friends and business associates status certificate is incorporated into and forms a part of the subscription agreement to which it is attached. If any such representations shall not be true and accurate prior to the Closing Time, the undersigned shall give immediate written notice of such fact to the Corporation prior to the Closing Time.

Dated:	Signed:

Witness (If Subscriber is an Individual)	Print the name of Subscriber

Print Name of Witness	If Subscriber is a corporation, print name and title of Authorized Signing Officer

-C4-
If you are a resident of Saskatchewan or otherwise subject to the laws of Saskatchewan and have completed Schedule “C”, you must also complete the below Appendix A.

APPENDIX A TO
SCHEDULE “C”
FORM 45-106F5 - SASKATCHEWAN RISK ACKNOWLEDGEMENT FORM

W A R N I N G
Risk Acknowledgement
Saskatchewan Close Personal Friends and Close Business Associates
I acknowledge that this is a risky investment:
•     I am investing entirely at my own risk.
•     No securities regulatory authority or regulator has evaluated or endorsed the merits of these securities.
•    [The person selling me these securities is not registered with a securities regulatory authority or regulator and has no duty to tell me whether this investment is suitable for me.][Instruction: delete if sold by a registrant]
•     I will not be able to sell these securities for 4 months.
•     I could lose all the money I invest.
•     I do not have a 2-day right to cancel my purchase of these securities or the statutory rights of action for misrepresentation I would have if I were purchasing the securities under a prospectus. I do have a 2-day right to cancel my purchase of these securities if I receive an amended offering document.
I am investing $____________ [total consideration] in total; this includes any amount I am obliged to pay in future.
I am a close personal friend or close business associate of ____________ [state name], who is a ____________ [state title - founder, director, executive officer or control person] of [Instruction: insert name of corporation]
I acknowledge that I am purchasing based on my close relationship with ____________ [state name of founder, director, executive officer or control person] whom I know well enough and for a sufficient period of time to be able to assess her/his capabilities and trustworthiness.
I acknowledge that this is a risky investment and that I could lose all the money I invest.

Date	Signature of Purchaser

Print name of Purchaser
Sign 2 copies of this document. Keep one copy for your records.

You are buying Exempt Market Securities

They are called exempt market securities because two parts of securities law do not apply to them. If an issuer wants to sell exempt market securities to you:

•	the issuer does not have to give you a prospectus (a document that describes the investment in detail and gives you some legal protections), and

•	the securities do not have to be sold by an investment dealer registered with a securities regulatory authority or regulator.

There are restrictions on your ability to resell exempt market securities. Exempt market securities are more risky than other securities.

You may not receive any written information about the issuer or its business

If you have any questions about the issuer or its business, ask for written clarification before you purchase the securities. You should consult your own professional advisers before investing in the securities.

You will not receive advice [Instruction: delete this paragraph if securities sold by a registrant]

Unless you consult your own professional advisers, you will not get professional advice about whether the investment is suitable for you.

For more information on the exempt market, refer to the Saskatchewan Financial Services Commission’s website at http://www.sfsc.gov.sk.ca.

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If you are a resident of Ontario or otherwise subject to the laws of Ontario and have completed Schedule “C”, you must also complete the below Appendix B.

APPENDIX B TO
SCHEDULE “C”

FORM 45-106F12 - RISK ACKNOWLEDGEMENT
ONTARIO FAMILY, FRIENDS AND BUSINESS ASSOCIATES

WARNING! This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment

SECTION 1 TO BE COMPLETED BY THE ISSUER
1. About your investment
Type of securities: Units	Issuer: ParcelPal Logistics Inc.
Purchased from: Issuer
SECTIONS 2 TO 4 TO BE COMPLETED BY THE PURCHASER
2. Risk acknowledgement [Instruction: initial all boxes in Section 2]
This investment is risky. Initial that you understand that:	Your initials
Risk of loss – You could lose your entire investment of $______________________. [Instruction: Insert the total dollar amount of the investment.]
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment.
3. Family, friend or business associate status [Instruction: initial one or more boxes that apply]
You must meet at least one of the following criteria to be able to make this investment. Check and initial the statement that applies to you:	Your initials
A) You are:
1. [check all applicable boxes]
☐ a director of the issuer or an affiliate of the issuer
☐ an executive officer of the issuer or an affiliate of the issuer
☐ a control person of the issuer or an affiliate of the issuer
☐  a founder of the issuer
OR

2. [check all applicable boxes]
☐ a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, (i) individuals listed in (1) above and/or (ii) family members, close personal friends or close business associates of individuals listed in (1) above
☐ a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are (i) individuals listed in (1) above and/or (ii) family members, close personal friends or close business associates of individuals listed in (1) above

B) You are a family member of ____________________ [Instruction: Insert the name of the person who is your relative either directly or through his or her spouse], who holds the following position at the issuer or an affiliate of the issuer: ____________________.
You are the ____________________ of that person or that person’s spouse.
[Instruction: To qualify for this investment, the person listed above must be (a) your spouse or (b) your or your spouse’s parent, grandparent, brother, sister, child or grandchild.]

C) You are a close personal friend of ____________________ [Instruction: Insert the name of your close personal friend], who holds the following position at the issuer or an affiliate of the issuer: ____________________.
You have known that person for _____ years.

D) You are a close business associate of ____________________ [Instruction: Insert the name of your close business associate], who holds the following position at the issuer or an affiliate of the issuer: ____________________.
You have known that person for _____ years.

4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. You also confirm that you are eligible to make this investment because you are a family member, close personal friend or close business associate of the person identified in section 5 of this form

First and last name (please print):
Signature:	Date:
SECTION 5 TO BE COMPLETED BY PERSON WHO CLAIMS THE CLOSE PERSONAL RELATIONSHIP, IF APPLICABLE
5. Contact person at the issuer or an affiliate of the issuer
[Instruction: To be completed by the director, executive officer, control person or founder with whom the purchaser has a close personal relationship indicated under sections 3B, C or D of this form.]
By signing this form, you confirm that you have, or your spouse has, the following relationship with the purchaser: [check the box that applies]
☐ family relationship as set out in section 3B of this form
☐ close personal friendship as set out in section 3C of this form
☐ close business associate relationship as set out in section 3D of this form

First and last name of contact person (please print):
Position with the issuer or affiliate of the issuer (director, executive officer, control person or founder):
Telephone:	Email:
Signature:	Date:
SECTION 6 TO BE COMPLETED BY THE ISSUER
6. For more information about this investment
ParcelPal Logistics Inc. Attention: Rich Wheeless E-mail: Rich@parcelpal.com Website: www.parcelpal.com/ Phone Number: 866-982-6438
For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.
Signature of executive officer of the issuer (other than the purchaser):	Date: March , 2023

Form instructions:

1.The information in sections 1, 5 and 6 must be completed before the purchaser completes and signs the form.

2.The purchaser, an executive officer who is not the purchaser and, if applicable, the person who claims the close personal relationship to the purchaser must sign this form. Each of the purchaser, contact person at the issuer and the issuer must receive a copy of this form signed by the purchaser. The issuer is required to keep a copy of this form for 8 years after the distribution.

3.The detailed relationships required to purchase securities under this exemption are set out in section 2.5 of National Instrument 45-106 Prospectus and Registration Exemptions. For guidance on the meaning of “close personal friend” and “close business associate”, please refer to sections 2.7 and 2.8, respectively, of Companion Policy 45-106CP Prospectus and Registration Exemptions.

 SCHEDULE “D”

FOR SUBSCRIBERS THAT ARE NOT INDIVIDUALS

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

This Form will remain on file with the Exchange and must be completed if required under section 4(b) of Part II of Form 4B. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed Issuers. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

1.	Placee Information:
(a)	Name:_____________________________________________________________________________
(b)	Complete Address: __________________________________________________________________
(c)	Jurisdiction of Incorporation or Creation:

2.	(a) Is the Placee purchasing securities as a portfolio manager: (Yes/No)?____________________________________

(b)	Is the Placee carrying on business as a portfolio manager outside of Canada: (Yes/No)? _______________

3.	If the answer to 2(b) above was “Yes”, the undersigned certifies that:
(a)
it is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

(b)
it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in______________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

(c)	it was not created solely or primarily for the purpose of purchasing securities of the Issuer;
(d)	the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and
(e)
it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

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4.	If the answer to 2(a). above was “No”, please provide the names and addresses of Control Persons of the Placee:

Name *	City	Province or State	Country

*    If the Control Person is not an individual, provide the name of the individual that makes the investment decisions on behalf of the Control Person.

5.	Acknowledgement - Personal Information and Securities Laws

(a)	“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(i)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(ii)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

(b)	The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions.

Dated and certified (if applicable), acknowledged and agreed, at____________________________________________on____________________________________________

(Name of Purchaser - please print)

(Authorized Signature)

(Official Capacity - please print)

(Please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

SCHEDULE “E”

U.S. PURCHASER CERTIFICATION

TO:	ParcelPal Logistics Inc./ (the “Corporation”)

RE:	SUBSCRIPTION FOR SECURITIES OF THE CORPORATION

Capitalized terms not specifically defined in this certification have the meaning ascribed to them in the Subscription Agreement to which this Schedule “E” is attached. In the event of a conflict between the terms of this certification and such Subscription Agreement, the terms of this certification shall prevail.

In addition to the covenants, representations and warranties contained in the Subscription Agreement to which this Schedule “E” is attached, the undersigned Subscriber covenants, represents and warrants to the Corporation that:

(a)
It is (i) a U.S. Person, a person in the United States, or purchasing Securities for the account or benefit of a U.S. Person or a person in the United States, and (ii) authorized to consummate the purchase of the Securities.

(b)
It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and it is able to bear the economic risk of loss of its entire investment.

(c)
The Corporation has provided to it the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and it has had access to such information concerning the Corporation as it has considered necessary or appropriate in connection with its investment decision to acquire the Units, including access to the Corporation’s public filings available on the Internet at www.sedar.com, and that any answers to questions and any request for information have been complied with to the Subscriber’s satisfaction.

(d)
It is acquiring the Units for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Securities comprising the Units in violation of the United States securities laws.

(e)
It alone, or with the assistance of its professional advisors, has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Units, and it is able, without impairing its financial condition to hold such securities for an indefinite period of time and bear the economic risk, and withstand a complete loss, of its investment.

(f)
It acknowledges that it has not purchased the Units as a result of any “directed selling efforts” (as defined in Regulation S under the U.S. Securities Act(as defined herein)) or any “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(g)
It understands and acknowledges that the Units are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and may not be offered, sold, pledged or otherwise transferred, directly or indirectly, unless pursuant to a registration statement declared effective by the United States Securities and Exchange Commission (the “SEC”) or pursuant to an exemption from the registration requirements of the U.S. Securities Act and in compliance with any restrictive legend imprinted thereon.

(h)
The address of the Subscriber set out in the Subscription Agreement is the true and correct principal address of the Subscriber and can be relied on by the Corporation for the purposes of state securities laws and the Subscriber has not been formed for the specific purpose of purchasing the Securities.

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(i)
It understands that (i) the Securities comprising the Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and will be “restricted securities”, as defined in Rule 144 under the U.S. Securities Act; (ii) the Securities comprising the Units are being offered and sold to the Subscriber in reliance upon the exemption from such registration requirements provided by Rule 506 of Regulation D of the U.S. Securities Act and/or Section 4(2) under the U.S. Securities Act and similar exemptions from state securities laws; (iii) subject to certain exceptions provided under the U.S. Securities Act, the Securities comprising the Units may not be offered, sold or otherwise transferred, or to, by or for the account or benefit of a U.S. Person or a person in the United States, unless the Securities comprising the Units are registered under the U.S. Securities Act and applicable state securities laws, or unless an exemption from such registration requirements is available; and (iv) as a consequence, the Subscriber may be required to bear the economic risks of the investment in the Securities comprising the Units for an indefinite period of time.

(j)
The Subscriber and any persons for whose account or benefit the Subscriber is purchasing the Units is (are) an “accredited investor” as defined in Rule 501(a) of Regulation D of the U.S. Securities Act (an “Accredited Investor”) by virtue of meeting one or more of the following criteria (please hand-write your initials on the appropriate lines and write “SUB” for the criteria the Subscriber meets and “BEN” for the criteria any persons for whose account or benefit the Subscriber is purchasing the Securities meets):

____________	Category 1.
A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended; an insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; an investment company registered under the United States Investment Company Act of 1940; a business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; a small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the United States Consolidated Farm and Rural Development Act; a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S.$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S.$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are “accredited investors” (as such term is defined in Rule 501 under the U.S. Securities Act); or

_____________	Category 2.	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or

_____________	Category 3.
An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Units, with total assets in excess of U.S.$5,000,000; or

_____________	Category 4.	A director or executive officer of the Company; or

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_____________	Category 5.
A natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, at the time of purchase exceeds U.S.$1,000,000; provided, however, that (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability; or

_____________	Category 6.
A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

_____________	Category 7.
A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the Units, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

_____________	Category 8.	An entity in which all of the equity owners are “accredited investors” (as such term is defined in Rule 501 under the U.S. Securities Act); or

_____________	Category 9.	An entity of a type not listed in Rule 501(a) under the U.S. Securities Act, owning investments in excess of U.S.$5,000,000 that is not formed for the specific purpose of acquiring the Units; or

_____________	Category 10.
A natural person that holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65); or

_____________	Category 11.
An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940; or

_____________	Category 12.
A “family office,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

_____________	Category 13.
A “family client,” as defined in Rule 202(a)(11)(G)-1 under the United States Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in Category 12 above and whose prospective investment in the issuer is directed by such family office pursuant to (iii)  of Category 12 above.

(k)
The Subscriber has not purchased the Units as a result of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, press releases, notices or other communications published in any newspaper, magazine or similar media or on the Internet, or broadcast over radio, television, the Internet or other form of telecommunications, including electronic display, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

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(l)
If the Subscriber decides to offer, sell, pledge or otherwise transfer any of the Securities comprising the Units, it will not offer, sell, pledge or otherwise transfer any of such Securities, directly or indirectly, unless:

(i)	the sale is to the Corporation;

(ii)
the sale is made outside the United States in an “offshore transaction” meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act, if applicable, and in compliance with applicable local laws and regulations;

(iii)
the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with any applicable state securities or “blue sky” laws; or

(iv)	the securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities,

and, in the case of each of (iii) and (iv) it has prior to such sale furnished to the Corporation an opinion of counsel reasonably satisfactory to the Corporation stating that such transaction is exempt from registration under applicable securities laws and that the legends referred to in paragraph (j) below may be removed.

(m)
The certificates representing the Securities comprising the Units, as well as all certificates issued in exchange for or in substitution of the foregoing, until such time as is no longer required under the applicable requirements of the U.S. Securities Act or applicable state securities laws, will bear, on the face of such certificate, the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF PARCELPAL LOGISTICS INC. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C) OR (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT.

THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT “GOOD DELIVERY” OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.”;

provided, that if the Securities comprising the Units are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S at a time when the Corporation is a “foreign issuer” as defined in Rule 902(e) of Regulation S at the time of sale, the legends set forth above may be removed by providing an executed declaration to the Corporation and to the transfer agent for the Corporation’s Common Shares, in such forms as the Corporation may prescribe from time to time and, if requested by the Corporation or the transfer agent for the Corporation’s Common Shares, an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation or the transfer agent for the Corporation’s Common Shares to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if any Common Shares are being sold otherwise than in accordance with Regulation S and other than to the Corporation, the legend may be removed by delivery to the Corporation or the transfer agent for the Corporation’s Common Shares of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

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(n)	It understands and acknowledges that the Corporation is not obligated to remain a “foreign issuer”.

(o)
It understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Securities comprising the Units. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of the undersigned’s acquisition or disposition of such Securities; in particular, no determination has been made whether the Corporation will be a “passive foreign investment company” (commonly known as a “PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code.

(p)
It understands and agrees that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards and therefore may be materially different from financial statements prepared under U.S. generally accepted accounting principles and therefore may not be comparable to financial statements of United States companies.

(q)
It consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described in this certification and the Subscription Agreement.

(r)
It understands and acknowledges that the Corporation has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Securities comprising the Units in the United States.

(s)
It represents that the funds representing the Aggregate Subscription Price for the Units which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to the subscription agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the Aggregate Subscription Price to be provided by the Subscriber (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Subscriber, and it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith.

(t)
It understands that the investment in or holding, acquisition, exercise or disposition, as applicable, of the Units may have tax consequences under the laws of the United States and Canada and that it is the sole responsibility of the purchaser to determine and assess such tax consequences as may apply to its particular circumstances.

(u)
It acknowledges that it has obtained independent legal, income tax and investment advice with respect to its subscription for the Units and accordingly, has had an opportunity to acquire an understanding of the meanings of all terms contained herein relevant to the purchaser for purpose of giving the representations, warranties and covenants contained herein.

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(v)
(i) if the Corporation is ever deemed to be, or to have been at any time previously, an issuer with no or nominal operations and no or nominal assets other than cash and cash equivalents, Rule 144 under the U.S. Securities Act may not be available for re-sales of the Units, and (ii) the Corporation is not obligated to take, and has no present intention of taking, any action to make Rule 144 under the U.S. Securities Act (or any other exemption) available for re-sales of the Units.

(w)
It acknowledges that the representations, warranties and covenants contained in this Certification are made by it with the intent that they may be relied upon by the Corporation in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Units. It agrees that by accepting the Securities comprising the Units it shall be representing and warranting that the representations and warranties above are true as at the Closing Date with the same force and effect as if they had been made by it at the Closing Date and that they shall survive the purchase by it of the Securities comprising the Units and shall continue in full force and effect notwithstanding any subsequent disposition by it of such Securities.

ONLY U.S. PURCHASERS NEED COMPLETE AND SIGN

Dated ___________________________ 2023.

X
Signature of individual (if Subscriber is an individual)

X
Authorized signatory (if Subscriber is not an individual)

Name of Subscriber (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)